UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 14D-9

(AMENDMENT NO. 3)

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

KLM ROYAL DUTCH AIRLINES

(Name of Subject Company)

KLM ROYAL DUTCH AIRLINES

(Name of Person Filing Statement)

Common shares, par value €2 per share

(Title of Class of Securities)

482516309

(CUSIP Number of Class of Securities)

Jan Ernst de Groot

KLM Royal Dutch Airlines

55 Amsterdamseweg

Amstelveen

The Netherlands

+31 20 649 5137

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies To:

Jean-Marc Bardy Air France 45, rue de Paris 95747 Roissy-CDG Cedex France +33 1 41 56 78 00	Paul D. Burns Allen & Overy One New Change London EC4M 9QQ United Kingdom +44 20 7330 4668	Daniel P. Cunningham Allen & Overy 1221 Avenue of the Americas 21st floor New York, NY 10020 USA (212) 610 6427	Thomas N. O’Neill III Linklaters 25, rue de Marignan 75008 Paris France +33 1 56 43 56 43	William B. Hobbs Linklaters 1345 Avenue of the Americas 19th floor New York, NY 10105 USA (212) 424 9000

[    ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the U.S. Securities and Exchange Commission on April 5, 2004 (the Schedule 14D-9) by KLM Royal Dutch Airlines, a public limited liability stock corporation organized under the laws of the Netherlands (KLM), relating to the tender offer (the Offer) made by société Air France (Air France), a société anonyme incorporated under the laws of France, as set forth in a Tender Offer Statement filed by Air France on Schedule TO, together with the exhibits thereto (as amended or supplemented from time to time, the Schedule TO), dated April 5, 2004 to exchange:

•	11 Air France shares and 10 Air France warrants for every 10 KLM ordinary shares, and

•	11 Air France American Depositary Shares (Air France ADSs), each of which will represent one Air France share, and 10 Air France American Depositary Warrants (Air France ADWs), each of which will represent one Air France warrant, for every 10 KLM New York registry shares.

The Offer is being made pursuant to a framework agreement, dated October 16, 2003 (the Framework Agreement), by and between KLM and Air France. The Offer is described in the Schedule TO. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

Purpose of this Amendment

In response to comments received from the U.S. Securities and Exchange Commission relating to the Schedule 14D-9, exhibit (a)(4), Opinion of ABN AMRO Bank N.V. (ABN AMRO) dated September 29, 2003 (included as Annex A to the Schedule 14D-9) and exhibit (a)(6), Opinion of ABN AMRO dated March 9, 2004 (included as Annex C to the Schedule 14D-9) are amended as follows:

•	The statements that each opinion is provided “solely for the benefit of the Company’s Management Board” and “therefore only rendered to the Company’s Management Board” in connection with the Offer are deleted from both opinions and replaced with the statement that each opinion is provided “for the use of the Company’s Management Board” in connection with the Offer.

•	A statement that ABN AMRO has consented to the disclosure of both opinions in the Schedule 14D-9 has been added to both opinions.

Exhibits (a)(4) and (a)(6), as amended, are being refiled and are included herein in their entirety as Annex A and Annex C, respectively. The amended opinions supersede and replace in their entirety the opinions of ABN AMRO originally filed as Annexes A and C to KLM’s Schedule 14D-9, as of the same dates, respectively.

Item 9.	Exhibits.

Exhibit (a)(4), Opinion of ABN AMRO dated September 29, 2003 (included as Annex A to the Schedule 14D-9) is hereby amended as indicated above and is included herein as Annex A.

Exhibit (a)(6), Opinion of ABN AMRO dated March 9, 2004 (included as Annex C to the Schedule 14D-9) is hereby amended as indicated above and is included herein as Annex C.

Signatures

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KLM ROYAL DUTCH AIRLINES

By:	/s/ L.M. van Wijk

L. M. van Wijk
President and Chief Executive Officer

By:	/s/ R. A. Ruijter

R. A. Ruijter
Managing Director and Chief Financial Officer

Date: April 22, 2004

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ANNEX A

Corporate Finance ABN AMRO Bank N. V. Gustav Mahlerlaan 10 1082 PP Amsterdam

Mailing address P.O. Box 283 1000 EA Amsterdam The Netherlands
The Management Board Koninklijke Luchtvaart Maatschappij N.V. Amsterdamseweg 55 1182 GP Amstelveen The Netherlands	Telephone +31 20 628 93 93 Telex 11006 ABAM NL

Strictly private and confidential

Our Reference	Telephone	Fax	Date
29 September 2003

Dear Sirs,

We understand that Société Air France S.A., a company established under the laws of France (the “Offeror”) is proposing to make an offer to acquire all the outstanding shares in the capital of Koninklijke Luchtvaart Maatschappij N.V., a company established under the laws of the The Netherlands (the “Company”) (the “Offer”).

Pursuant to the terms of the Offer, as set out in a framework agreement to be entered into between the Offeror and the Company substantially in the form of the draft dated September 26, 2003 (the “Agreement”), we understand that the Offer shall commit the Offeror to acquire (i) each tendered ordinary share in the capital of the Company in bearer form with a nominal value of Euro 2.00 per share (the “KL Ordinary Shares”), in exchange for 1.1 shares to be issued in the capital of the Offeror with a nominal value of Euro 8.50 per share (the “AF Shares”) plus 1 warrant to be issued by the Offeror, entitling the holder thereof, under certain conditions, to acquire 2 issued AF Shares per 3 warrants (the “AF Warrants”), and (ii) each tendered ordinary share in the capital of the Company in registered form with a nominal value of Euro 2.00 per share represented by certificates registered in New York (the “KL NYRS”), in exchange for 1.1 American depository shares each representing 1 AF Share plus 1 AF Warrant (each KL Ordinary Share or KL NYRS a “Share” and each beneficial owner of a Share a “Shareholder”) (the “Consideration”).

The Management Board of the Company has asked for ABN AMRO Bank N.V. (“ABN AMRO”)’s opinion as to whether the Consideration is fair, from a financial point of view, to the Shareholders.

For the purposes of providing our opinion, ABN AMRO has:

1.	Reviewed certain publicly available business and financial information relating to the Company, including the annual accounts for the three consecutive years ending March 31, 2003, March 31, 2002 and March 31, 2001 for the Company and the unaudited quarterly figures for the quarters ending December 31, 2002 and March 31, 2003;

ABN AMRO Bank N.V., Established at Amsterdam

Chamber of Commerce in Amsterdam no. 33002587

VAT NL 00 30 27 144 B01

29 September 2003

2.	Reviewed certain publicly available business and financial information relating to the Offeror, including the annual accounts for the three consecutive years ending March 31, 2003, March 31, 2002 and March 31, 2001 for the Offeror;

3.	Reviewed certain internal financial forecasts in respect of the current financial year (ending March 31, 2004), and the years ending March 31, 2005 and March 31, 2006 relating to the Company, as prepared by senior management of the Company;

4.	Reviewed certain internal financial forecasts in respect of the current financial year (ending March 31, 2004), and the years ending March 31, 2005 and March 31, 2006 relating to the Offeror, as prepared by senior management of the Offeror;

5.	Reviewed the historical stock prices and trading volumes of the Shares and the AF Shares;

6.	Reviewed the financial terms of certain transactions we believe to be generally comparable to the Offer;

7.	Reviewed public information with respect to certain other companies we believe to be generally comparable to the Company and the Offeror;

8.	Performed such other financial reviews and analysis, as we, in our absolute discretion, have deemed appropriate.

ABN AMRO has assumed and relied upon the truth, accuracy and completeness of the information, forecasts, data and financial terms provided to us or used by us, has assumed that the same are not misleading and does not assume or accept any liability or responsibility for any independent verification or checking of such information or any independent valuation or appraisal of any of the assets, operations or liabilities of the Company or the Offeror. With respect to the financial forecasts, ABN AMRO has assumed that they have been reasonably prepared on bases reflecting the best available estimates and judgements of the management of the Company and/or the Offeror as to the future financial performance of the Company and/or the Offeror at that time, and that no event subsequent to this and undisclosed to ABN AMRO has had a material effect on them. ABN AMRO does not assume or accept liability or responsibility for (and expresses no view as to) such forecasts or the assumptions on which they are based. In preparing this opinion, ABN AMRO has not received specific confirmation from senior management of the Company or of the Offeror that, nor has it been in a position to verify if, (i) the assumptions specified above are correct, (ii) the information, forecasts, data and financial terms provided to us or used by us are true, accurate and complete, and (iii) no information has been withheld from ABN AMRO that could have influenced the purport of this opinion or the assumptions on which it is based. In rendering this opinion, ABN AMRO has been provided with limited information regarding the Company and the Offeror, and has not performed a due diligence in relation to the Company or the Offeror.

Further, ABN AMRO’s opinion is necessarily based on financial, economic, monetary, market and other conditions as in effect on, and the information made available to ABN AMRO or used by it up to, the date hereof. This opinion exclusively focuses on the fairness, from a financial point of view, of the Consideration to the Shareholders as set out in the Agreement and does not address any other issues such as the underlying business decision to recommend the Offer or its commercial merits, which are matters solely for the supervisory board and the Management Board of the Company. Subsequent developments in the aforementioned conditions may affect this opinion and the assumptions made in preparing this opinion and ABN AMRO is not obliged to update, revise or reaffirm this opinion if such conditions change.

29 September 2003

In rendering this opinion, ABN AMRO has not provided legal, regulatory, tax, accounting or actuarial advice and accordingly ABN AMRO does not assume any responsibility or liability in respect thereof. Furthermore ABN AMRO has assumed that the Offer will be consummated on the terms and conditions as set out in the Agreement, without any material changes to, or waiver of, its terms or conditions.

This letter and the opinion expressed herein are provided for the use of the Company’s Management Board in connection with its evaluation of the Offer. This opinion does not in any way constitute a recommendation by ABN AMRO to any Shareholders as to whether such holders should accept or reject the Offer.

ABN AMRO will receive fees for rendering this opinion. From time to time ABN AMRO and its affiliates may have also (i) maintained banking relationships with the Company and the Offeror, and (ii) executed transactions, for their own account or for the accounts to customers, in the Shares or the AF Shares.

It is understood that this letter may not be relied upon by, nor be disclosed to, in whole or in part, any third party for any purpose whatsoever, without the prior written consent of ABN AMRO. ABN AMRO hereby gives its consent to the Company to the disclosure and use of this letter and the opinion expressed herein in the Schedule 14D-9 to be filed by the Company with the U.S. Securities and Exchange Commission in connection with the Offer.

This opinion is issued in the English language and reliance may only be placed on this opinion as issued in the English language. If any translations of this opinion are delivered they are provided only for ease of reference, have no legal effect and ABN AMRO makes no representation as to (and accepts no liability in respect of) the accuracy of any such translation.

This letter and ABN AMRO’s obligations to the Management Board of the Company hereunder shall be governed by and construed in accordance with Dutch law and any claims or disputes arising out of, or in connection with, this letter shall be subject to the exclusive jurisdiction of the Dutch Courts.

Based upon and subject to the foregoing, ABN AMRO is of the opinion that, as at the date hereof, the Consideration is fair, from a financial point of view, to the Shareholders.

Yours sincerely,

/s/ ABN AMRO BANK N.V.

ABN AMRO Bank N.V.

ANNEX C

Corporate Finance ABN AMRO Bank N. V. Gustav Mahlerlaan 10 1082 PP Amsterdam

Mailing address P.O. Box 283 1000 EA Amsterdam The Netherlands
The Management Board Koninklijke Luchtvaart Maatschappij N.V. Amsterdamseweg 55 1182 GP Amstelveen The Netherlands	Telephone +31 20 628 93 93 Telex 11006 ABAM NL

Strictly private and confidential

Our Reference	Telephone	Fax	Date
9 March 2004

Dear Sirs,

We understand that Société Air France S.A., a company established under the laws of France (the “Offeror”) is proposing to make an offer to acquire all the outstanding shares in the capital of Koninklijke Luchtvaart Maatschapplj N.V., a company established under the laws of The Netherlands (the “Company”) (the “Offer”).

Pursuant to the terms of the Offer, as set out in a framework agreement entered into between the Offeror and the Company on 16 October 2003 (the “Agreement”), we understand that the Offer shall commit the Offeror to acquire (i) each tendered ordinary share in the capital of the Company in bearer form with a nominal value of Euro 2,00 per share (the “KL Ordinary Shares”), in exchange for 1.1 shares to be issued in the capital of the Offeror with a nominal value of Euro 8,50 per share (the “AF Shares”) plus 1 warrant to be issued by the Offeror, entitling the holder thereof, under certain conditions, to acquire 2 issued AF Shares per 3 warrants (the “AF Warrants”), and (ii) each tendered ordinary share in the capital of the Company in registered form with a nominal value of Euro 2,00 per share represented by certificates registered in New York (the “KL NYRS”), in exchange for 1.1 American depositary shares each representing 1 AF Share plus 1 AF Warrant (each KL, Ordinary Share or KL NYRS a “Share” and each beneficial owner of a Share a “Shareholder”) (the “Consideration”).

The Management Board of the Company has asked for ABN AMRO Bank N.V. (“ABN AMRO”)’s opinion as to whether the Consideration is fair, from a financial point of view, to the Shareholders, ABN AMRO has rendered such an opinion on 29 September 2003. Subsequently, the Management Board of the Company has asked ABN AMRO to render an update of that opinion.

For the purposes of providing this opinion, ABN AMRO has:

1.	Reviewed certain publicly available business and financial information relating to the Company, including the annual accounts for the three consecutive years ending 31 March 2003, 31 March 2002 and 31 March 2001 for the Company and the unaudited quarterly figures for the quarters ending 31 December 2002, 31 March 2003, 30 June 2003, 30 September 2003 and 31 December 2003;

ABN AMRO Bank N.V., Established in Amsterdam

Register of Commerce Amsterdam no. 33002987

VAT no. NL 00 30 27 144 301

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9 March 2004

2.	Reviewed certain publicly available business and financial information relating to the Offeror, including the annual accounts for the three consecutive years ending 31 March 2003, 31 March 2002, 31 March 2001 and the unaudited quarterly figures for the quarters 30 June 2003, 30 September 2003 and 31 December 2003 for the Offeror;

3.	Reviewed certain internal financial forecasts in respect of the current financial year (ending 31 March 2004), and the years ending 31 March 2005 (including a recent draft of such forecast for the financial year ending 31 March 2005, updated against the forecast reviewed in September 2003) and 31 March 2006 relating to the Company, as prepared by senior management of the Company;

4.	Reviewed certain internal financial forecasts (including a recent draft of such forecasts, updated against the forecasts reviewed in September 2003) in respect of the current financial year (ending 31 March 2004), and the years ending 31 March 2005 and 31 March 2006 relating to the Offeror, as prepared by senior management of the Offeror;

5.	Reviewed the historical stock prices and trading volumes of the Shares and the AF Shares;

6.	Reviewed the financial terms of certain transactions we believe to be generally comparable to the Offer;

7.	Reviewed public information with respect to certain other companies we believe to be generally comparable to the Company and the Offeror;

8.	Performed such other financial reviews and analysis, as we, in our absolute discretion, have deemed appropriate.

ABN AMRO has assumed and relied upon the truth, accuracy and completeness of the information, forecasts, data and financial terms provided to us or used by us, has assumed that the same are not misleading and does not assume or accept any liability or responsibility for any independent verification or checking of such information or any independent valuation or appraisal of any of the assets, operations or liabilities of the Company or the Offeror. With respect to the financial forecasts, ABN AMRO has assumed that they have been reasonably prepared on bases reflecting the best available estimates and judgements of the management of the Company and/or the Offeror as to the future financial performance of the Company and/or the Offeror at that time, and that no event subsequent to this and undisclosed to ABN AMRO has had a material effect on them, ABN AMRO does not assume or accept liability or responsibility for (and expresses no view as to) such forecasts or the assumptions on which they are based, in preparing this opinion, ABN AMRO has not received specific confirmation from senior management of the Company or of the Offeror that, nor has it been in a position to verify if, (i) the assumptions specified above are correct, (ii) the information, forecasts, data and financial terms provided to us or used by us are true, accurate and complete, and (iii) no information has been withheld from ABN AMRO that could have influenced the purport of this opinion or the assumptions on which it is based. In rendering this opinion, ABN AMRO has been provided with limited information regarding the Company and the Offeror, and has not performed a due diligence in relation to the Company or the Offeror.

Further, ABN AMRO’s opinion is necessarily based on financial, economic, monetary, market and other conditions as in effect on, and the information made available to ABN AMRO or used by it up to, the date hereof. This opinion exclusively focuses on the fairness, from a financial point of view, of the Consideration to the Shareholders as set out in the Agreement and does not address any other issues such as the underlying business decision to recommend the Offer or its commercial merits, which are matters solely for the Supervisory Board and the Management Board of the Company. Subsequent developments in the aforementioned conditions may affect this opinion and the assumptions made in preparing this opinion and ABN AMRO is not obliged to update, revise or reaffirm this opinion if such conditions change.

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In rendering this opinion, ABN AMRO has not provided legal, regulatory, tax, accounting or actuarial advice and accordingly ABN AMRO does not assume any responsibility or liability in respect thereof. Furthermore ABN AMRO has assumed that the Offer will be consummated on the terms and conditions as set out in the Agreement, without any material changes to, or waiver of, its terms or conditions.

This letter and the opinion expressed herein are provided for the use of the Company’s Management Board in connection with its evaluation of the Offer. This opinion does not in any way constitute a recommendation by ABN AMRO to any Shareholders as to whether such holders should accept or reject the Offer.

ABN AMRO will receive fees for rendering this opinion. From time to time ABN AMRO and its affiliates may have also (i) maintained banking relationships with the Company and the Offeror, and (ii) executed transactions, for their own account or for the accounts of customers, in the Shares or the AF Shares. Subsequent to September 2003, ABN AMRO has been retained by Air France as exchange agent for the Offer and as listing agent for listing of the AF Shares and AF Warrants on Euronext Amsterdam. For the purpose of this opinion, ABN AMRO has not considered any information that may have been provided to it in those capacities or in any other capacity than fairness opinion provider.

It is understood that this letter may not be relied upon by, nor be disclosed to, in whole or in part, any third party for any purpose whatsoever, without the prior written consent of ABN AMRO. ABN AMRO hereby gives its consent to the Company to the disclosure and use of this letter and the opinion expressed herein in the Schedule 14D-9 to be filed by the Company with the U.S. Securities and Exchange Commission in connection with the Offer.

This opinion is issued in the English language and reliance may only be placed on this opinion as issued in the English language. If any translations of this opinion are delivered they are provided only for ease of reference, have no legal effect and ABN AMRO makes not representation as to (and accepts no liability in respect of) the accuracy of any such translation.

This letter and ABN AMRO’s obligations to the Management Board of the Company hereunder shall be governed by and construed in accordance with Dutch law and any claims or disputes arising out of, or in connection with, this letter shall be subject to the exclusive jurisdiction of the Dutch Courts.

Based upon and subject to the foregoing, ABN AMRO is of the opinion that, as at the date hereof, the Consideration is fair, from a financial point of view, to the Shareholders.

Yours sincerely,

/s/    ABN AMRO BANK N.V.

ABN AMRO Bank N.V.

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